UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuance of Corrected Warrant to Rhino Ventures Limited

On July 15, 2024, Diginex Limited (“Diginex”) issued Rhino Ventures Limited, an entity owned and controlled by Miles Pelham, Diginex’s Chairman (“RVL”) 4,170,520 warrants (the “2024 Warrants”) that are currently outstanding. The 2024 Warrants were issued to RVL to replace the warrants issued by Diginex Solutions (HK) Limited (“DSL”), Diginex’s processor, in connection with the restructuring from DSL to Diginex. The 2024 warrants are exercisable for a period of three years from the date they were issued by DSL or May 27, 2027, at an exercise price of US$6.13 per warrant. The 2024 Warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the 2024 Warrants are exercised. The amount of shares issued under the 2024 Warrants will be prorated in the event of partial exercise of the 2024 Warrants.

Diginex recently became aware of certain errors in the text of the 2024 Warrants. The main error was that the 2024 Warrant incorrectly stated that the Subscription Price was $6.13 per Ordinary Share when it was supposed to state the Subscription Price was $6.13 per Warrant. The Board of Directors of Diginex has approved and authorized management of Diginex to revise the text of the 2024 Warrants and provide RVL a corrected warrant agreement (the “Corrected 2024 Warrants”) that accurately reflects the agreed to terms of the 2024 Warrants, as set forth in the Company’s Annual Report on Form 20-F. A copy of the Corrected 2024 Warrant is attached as an Exhibit hereto and incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Corrected Warrant issued to Rhino Venture Limited on January 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: February 6, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)